Mail Stop 0308

							March 9, 2005



Randall W. White
President and Chief Executive Officer
Educational Development Corporation
10302 East 55th Place
Tulsa, OK  74146-6515


	RE:	Educational Development Corporation
		Item 4.01 Form 8-K filed February 28, 2005
            	File No. 0-4957


Dear Mr. White:

	    We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. You state that there were no disagreements with your former accountants through November 30, 2004. Please revise to state that there were no disagreements through February 22, 2005, if true. See
Item 304(a)(1)(iv) of Regulation S-K. The disclosure with respect to consultations with your new auditor should also cover the interim period preceding their engagement. Please revise accordingly.

2. Please revise the first paragraph to state you dismissed
Deloitte
& Touche, if true. We do not believe the statement that you decided not to re-engage them satisfies the requirements of Item
304(a)(1)(i)
of Regulation S-K.  Please revise or advise.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Educational Development Corporation
March 9, 2005
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      Please file your amendment within five business days from the date of this letter. The amendment should include an updated letter from your former accountants. The supplemental information we requested should be filed on EDGAR as correspondence. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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